FEDERATED HERMES MUNICIPAL SECURITIES INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 28, 2023

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE: FEDERATED HERMES MUNICIPAL SECURITIES INCOME TRUST (the “Registrant”)

Federated Hermes Michigan Intermediate Municipal Fund (the “Fund”)

1933 Act File No. 033-36729

1940 Act File No. 811-06165

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on November 7, 2023, regarding the Preliminary Proxy Statement of the above-referenced Registrant and Fund filed on November 1, 2023.

GENERAL COMMENTS.

  The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
  The Registrant must file its responses on EDGAR. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence. Comments must be fully resolved before the Proxy Statement is mailed.
  The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
  Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
  Once the liquidation occurs, all EDGAR codes and identifiers must be marked as inactive.

RESPONSE:

The Registrant will respond as requested.

COMMENT 1.

Please confirm supplementally that the Fund will stay current on all required filings through the final Form N-CEN filing.

RESPONSE:

The Registrant confirms that the Fund will stay current on all required filings through the final Form N-CEN filing.

COMMENT 2.

Please confirm supplementally that the Fund will undertake all reasonable efforts to locate the Fund’s shareholders.

RESPONSE:

The Registrant confirms that the Fund will undertake all reasonable efforts to locate the Fund’s shareholders.

COMMENT 3.

Please confirm supplementally that the Fund will determine the collectability of all receivables and that it will include in its liquidation costs anything that it believes will not be collected.

RESPONSE:

The Registrant confirms that the collectability of all Fund receivables will be reviewed and if the collectability of any are believed to be unlikely, they will be written off prior to liquidation.

COMMENT 4.

Please confirm supplementally whether Codification Topic 450 and FASB 5 will be used in accounting for the liquidation to ensure that the Fund has put aside the appropriate amount of assets to cover its liabilities.

RESPONSE:

The Registrant confirms that Codification Topic 450 and FASB 5 will be used in accounting for the liquidation. An analysis will be performed to ensure that an appropriate amount of cash is withheld from the liquidation proceeds to ensure that all liabilities of the Fund are satisfied.

COMMENT 5.

The preliminary Proxy Statement should have been marked as “Preliminary.” Please take this into account for future preliminary proxy statement filings.

RESPONSE:

The Registrant will reflect “Preliminary” as requested on any future preliminary proxy statement filings.

COMMENT 6.

In the first paragraph on page 1 of the Proxy Statement, please bold the following statement and move it up to the caption/heading of page 1:

“Proxy materials including this Proxy Statement, the Notice of Special Meeting of Shareholders (“Notice”) and the form of proxy are available online at the website listed on your proxy card(s)”

RESPONSE:

The Registrant will respond as requested.

COMMENT 7.

In the second paragraph on page 1 of the Proxy Statement, please include the total of liquidation costs including brokerage and transaction costs.

RESPONSE:

The Registrant will update the noted disclosure as shown below (additions bold and underlined):

“Given the Fund’s current portfolio disposition, transaction costs and brokerage expenses associated with the liquidation are estimated to be between $160,000 and $400,000, reflecting a range of reasonably anticipated market volatility during the first quarter of 2024 at which time the Fund’s portfolio will transition to cash in preparation for liquidation. The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by the Fund. In addition to solicitations through the mail, proxies may be solicited by officers, employees, and agents of the Fund. Such persons will receive no additional compensation for making such solicitations. In the event that a quorum is not reached in a timely manner, the Fund may also employ Broadridge Financial Solutions, Inc. as a proxy solicitor pursuant to its standard contract, the cost of which will be borne by the Fund and is estimated to be approximately $7,937. Solicitations by such persons may be by telephone, electronic mail, or otherwise. Any telephonic solicitations will follow procedures designed to ensure accuracy and prevent fraud, including requiring identifying shareholder information, recording the shareholder’s instructions, and confirming the instructions with the shareholder after the fact. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as shareholders submitting proxies in written form. The Fund will reimburse custodians, nominee entities and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.”

COMMENT 8.

In the fourth paragraph on page 1 of the Proxy Statement, please delete the following sentence or explain why it must be retained:

“The Fund’s Semi-Annual Report, which includes unaudited financial statements for the six months ended February 28, 2023, was mailed to shareholders on or about April 27, 2023.”

RESPONSE:

The Registrant will remove the noted disclosure.

COMMENT 9.

In paragraph 2 in the Summary section under “Proposal #1 – Approval of a Plan of Liquidation,” please delete all disclosures referencing that the Summary is qualified by the Plan of Liquidation provided later in the Proxy Statement. The Summary disclosure must stand on its own.

RESPONSE:

The Registrant will respond as requested.

COMMENT 10.

In paragraph 3 in the Summary section under “Proposal #1 – Approval of a Plan of Liquidation,” please disclose how much Fund expenses will increase due to the expiration of the Fund’s fee waivers.

RESPONSE:

The Registrant will update the noted disclosure as shown below (additions bold and underlined and deletions stricken):

“Shareholder approval of the Fund’s liquidation and dissolution is required before it can be liquidated and dissolved. For the reasons set forth below, the Board recommends that the shareholders of the Fund vote in favor of Proposal 1. If the Fund’s shareholders do not approve the Plan, the Fund will continue to exist in accordance with its stated investment objective, strategies and policies. There can be no guarantees that the Fund will continue to be managed in accordance with its investment objective, strategies and policies should the assets of the Fund continue to decline. In such a case, the Board would consider what, if any, steps to take concerning the future of the Fund.

In addition, the Adviser allowed the Fund’s fee waivers to expire without renewal following their termination date of November 1, 2023. Accordingly, the Fund will now bear all of its operating expenses, without limit or reimbursement by the Adviser.~~,~~ A~~a~~s reflected in the Fund’s most recently filed prospectus dated October 31, 2023, the total annual fund operating expenses for Class A and Institutional Shares of the Fund are listed as 1.49% and 1.24%, respectively.

Prior to the expiration of the Fund’s fee waivers, total annual fund operating expenses after the voluntary waivers and/or reimbursements (excluding acquired fund fees and expenses, interest expense, extraordinary expenses, and proxy-related expenses paid by the Fund, if any) paid by the Fund’s Class A and Institutional Shares would not have exceeded 0.77% and 0.52%, respectively.”

COMMENT 11.

Paragraph 4 in the Summary section under “Proposal #1 – Approval of a Plan of Liquidation,” discloses that Fund shareholders may redeem their shares at any time prior to the liquidation date. The disclosure also notes that shareholders may exchange their shares into the same class of another eligible Federated Hermes fund. What is the definition of an eligible Federated Hermes fund? In addition, there are some funds disclosed that are exceptions to an exchange. Please clarify how these exceptions apply and whether these funds are available to shareholders.

RESPONSE:

The Registrant will update the noted disclosure as shown below (additions bold and underlined and deletions stricken):

“At any time prior to the Liquidation Date, shareholders of the Fund may redeem their shares of the Fund pursuant to the procedures set forth in the Fund’s Prospectus. Shareholders of the Fund’s Class A Shares may exchange shares of the Fund for shares of the same class of another ~~eligible~~ Federated Hermes fund provided the shareholder meets any applicable shareholder eligibility criteria and investment minimum for the Federated Hermes fund for which the shareholder is exchanging. Shareholders of the Fund’s Institutional Shares may exchange shares of the Fund for shares of any ~~eligible~~ Federated Hermes fund or share class that does not have a stated sales charge or contingent deferred sales charge, (except that exchanges are not permitted into ~~S~~shares of Federated Hermes Institutional Money Market Management, Federated Hermes Institutional Tax-Free Cash Trust, Federated Hermes Institutional Prime Obligations Fund, Federated Hermes Institutional Prime Value Obligations Fund, no-load Class A Shares and Class R Shares of any Fund) if the shareholder meets the eligibility criteria and investment minimum for the Federated Hermes fund for which the shareholder is exchanging.”

COMMENT 12.

In the last paragraph in the Summary section under “Proposal #1 – Approval of a Plan of Liquidation,” it states that “the Fund may deviate from its stated investment objectives, strategies and policies, including in reliance on the temporary investments policy described in its prospectus to accommodate large cash flows and begin positioning the Fund for liquidation. It is anticipated that the Fund’s portfolio will be converted into cash on or prior to the Liquidation Date.”

The Staff does not believe that it is appropriate to operate this way prior to receiving shareholder approval of the liquidation. Please delete this and all similar disclosures or explain why it is appropriate to retain. For example, what will happen if shareholders do not approve the liquidation? The Staff does not believe that this is an appropriate use of the Fund’s Temporary Investments policy.

RESPONSE:

The Registrant will update the noted disclosure as shown below (additions bold and underlined and deletions stricken):

“In advance of the Special Meeting, the Fund may deviate from its stated investment ~~objectives,~~ strategies ~~and policies, including~~ in reliance on the temporary investments policy described in its prospectus to accommodate large cash flows ~~and begin positioning the Fund for liquidation~~. If the liquidation is approved by shareholders, in advance of the Liquidation Date, the Fund may deviate from its stated investment objectives, strategies and policies to begin positioning the Fund for liquidation. It is anticipated that the Fund’s portfolio will be converted into cash on or prior to the Liquidation Date.”

COMMENT 13.

In the section “Reasons for Liquidation and Evaluation by the Board,” please revise to describe the factors and information that the Board considered in more detail rather than in conclusory terms. Please include considerations that are adverse to the proposal and whether the proposal was not unanimously approved. If not unanimous, please disclose any dissenting considerations.

Further, did the Fund’s Board consider alternatives such as a transfer of assets or merger? Please consider adding this to the disclosure.

Finally, please discuss any considerations by the Board relating to the tax impacts of the proposed liquidation.

RESPONSE:

The Registrant will replace the noted disclosure in its entirety as shown below:

“The Adviser has advised the Board that it believes liquidating the Fund will be in the best interest of the Fund’s shareholders and recommended that the Board and shareholders approve the Fund’s liquidation.

After reviewing and evaluating information provided by the Adviser, including the factors summarized below and other information in this Proxy Statement, at a meeting of the Board held on August 11, 2023, the Board, including all of the Independent Trustees, unanimously determined the Plan is in the best interests of the Fund and its shareholders, approved the Plan, and authorized the submission of the Plan to the Fund’s shareholders for their approval. The determinations were made on the basis of each Trustee’s judgment after consideration of all of the factors taken as a whole, though individual Trustees may have attributed different weights to various factors. In reviewing the Plan, the Board was assisted by counsel for the Fund, and the Independent Trustees also were separately assisted by independent legal counsel. The Trustees considered all factors they deemed pertinent in their business judgment, including the following:

•       As of June 30, 2023, the Fund’s net assets under management were approximately $45.1 million, which represents a decline of more than 55% over the past six years from $108 million as of September 30, 2017.

•       As a result of the Fund’s relatively low asset levels, and resulting increased expense ratios, the Adviser believes it will be difficult for the Fund to grow assets in the future, and the Fund may become too small to manage effectively and in accordance with the Fund’s investment strategies should assets continue this pattern of decline.

•       The Fund will bear all expenses incurred by the Fund in carrying out the Plan, including any transaction or brokerage expenses incurred as a result of the disposition of Fund securities. Such expenses are estimated to be between $167,937 and $407,937.

•       As a result of the expiration of the Fund’s fee waivers, the total annual fund operating expenses in the Fund’s most recently filed prospectus dated October 31, 2023 for Class A and Institutional Shares of the Fund are listed as 1.49% and 1.24%, respectively. Prior to the expiration of the Fund’s fee waivers, total annual fund operating expenses after the voluntary waivers and/or reimbursements (excluding acquired fund fees and expenses, interest expense, extraordinary expenses, and proxy-related expenses paid by the Fund, if any) paid by the Fund’s Class A and Institutional Shares would not have exceeded 0.77% and 0.52%, respectively and certain transaction or brokerage expenses incurred as a result of the liquidation would have been covered by such waivers.

•       The Board considered the terms and conditions of the Plan, as presented to the Board.

•       The liquidation will be a taxable event to shareholders, but any capital loss carryforwards available to the Fund will be applied toward the calculations of any final capital gains distribution.

•       The Board has previously considered alternatives to a liquidation for the Fund, including previously approving a reorganization of the Fund into an affiliated fund, but such reorganization was ultimately abandoned when the Adviser determined it was unlikely the Fund would be able to achieve quorum for a shareholder meeting to approve the reorganization. The Adviser subsequently reviewed whether a merger or transfer of assets to another fund or a series of a fund would be possible, and if so, whether it would produce desirable results for shareholders, prior to proposing the liquidation. Based on the Adviser’s review of current market conditions, the similarities between the Fund and other funds managed by the Adviser, the relatively small size of the Fund, the time, effort and expense required to effect a transaction, and the tax and related implications for shareholders of such a transaction, the Adviser informed the Board that it believes such alternatives would not be in the best interest of the Fund and its shareholders.

If the shareholders of the Fund do not approve the Plan, the Board will determine what, if any, additional action should be taken. Such action could include a change of investment program for the Fund.”

COMMENT 14.

Please delete the final sentence in the bold statement that appears at the end of “Reasons for Liquidation and Evaluation by the Board” as this is covered later in the Proxy Statement:

“THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE PLAN AS PROVIDED UNDER THIS PROPOSAL #1. UNMARKED PROXIES WILL BE SO VOTED.”

RESPONSE:

The Registrant will remove the noted disclosure.

COMMENT 15.

Under the section “Terms of the Plan,” please delete the qualifying language as noted above in Comment 9. In addition, with respect to the bullet point on “Expenses,” please disclose an estimate of the expenses that the Fund will bear.

RESPONSE:

The Registrant will respond as requested with respect to the deletion of “qualifying language.”

In addition, the following disclosure (bold and underlined) will be added to the bullet point on “Expenses”:

“Expenses. The Fund will bear all expenses incurred in connection with the carrying out of the Plan including, but not limited to, all printing, legal, accounting, custodian, solicitation, brokerage, transaction and transfer agency fees, and the expenses of any reports to or meeting of shareholders. Expenses are estimated to be between $167,937 and $407,937. Any expenses and liabilities attributed to the Fund subsequent to the mailing of the liquidating distribution in excess of the amounts considered necessary to satisfy the Fund's liabilities will be borne by the Adviser.”

COMMENT 16.

Related to the section “Material Federal Income Tax Consequences,” please supplementally confirm that the first three paragraphs of this section are accurate with respect to the portion of the portfolio that is tax-free.

RESPONSE:

The Registrant will update the noted disclosure as shown below (additions bold and underlined and deletions stricken):

“Each shareholder who receives a liquidating distribution will recognize gain (or loss) for federal income tax purposes equal to the amount by which the distribution exceeds (or is less than) the shareholder’s tax basis in his or her Fund shares. Assuming that the shareholder holds such shares as capital assets, such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss.

It is expected that, prior to the liquidating distribution, the Fund will distribute any previously undistributed net income or net capital gains. Such distribution would constitute an exempt-interest dividend to the extent that it is derived from interest paid on municipal bonds, would be taxed as ordinary income to the extent derived from net short-term capital gains, and would generally be taxed as long-term capital gain to the extent that it is derived from net long-term capital gains. ~~Such distribution would be taxed as ordinary income to the extent that it is derived from net income or net short-term capital gains and will generally be taxed as long-term capital gain to the extent that it is derived from net long-term capital gains.~~

Notwithstanding the foregoing, any loss realized by a shareholder in respect of his or her Fund shares with a tax holding period of six months or less will be disallowed to the extent of all exempt-interest dividends paid with respect to such shares and, to the extent in excess of the amount disallowed, will be treated as a long-term capital loss to the extent of any capital gain dividends with respect to such shares. The federal income tax treatment that a Fund shareholder would receive if such shareholder’s entire interest in the Fund were redeemed prior to the liquidation generally would be identical to the federal income tax treatment described above for a shareholder in liquidation of the shareholder’s interest in the Fund.”

COMMENT 17.

Under the section “Share Ownership of the Fund,” we note the bracketed statements and other disclosures that are to be completed as of the December 8, 2023 Record Date. Please submit the completed charts to the Staff for review in advance of mailing the Proxy Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 18.

Please disclose to the Staff the number of Fund shares held by Federated Hermes, Inc. and its affiliates, when those shares were acquired and the purpose of the purchase of those shares.

RESPONSE:

As of the close of business on Monday November 13th, 2023, Federated Hermes, Inc. and its affiliates (collectively, “Federated Hermes”) owned approximately 992,063 shares, representing approximately 19% of the Fund’s NAV as of the same date. These shares were purchased on November 10th, 2023 as the first investment in a staged process. Federated Hermes intends to make subsequent investments prior to the record date such that its total investment will be approximately 50% of the Fund’s assets as of the Record Date. Federated Hermes is making the investment in order to bear approximately 50% of the liquidation costs to be borne by the Fund through its investment and to endeavor to allow the Fund to be effectively managed through liquidation, all in the best interests of the Fund and its shareholders. Federated Hermes’ investment also will allow quorum to be achieved without diminishing the ability to exercise or the effect of shareholder voting rights as Federated Hermes will “shadow vote” its shares as described further below, and without any pecuniary benefit or conflict of interests as the Fund is being liquidated and, if the liquidation is approved by shareholders, its assets distributed to shareholders.

Federated Hermes believes that achieving quorum for the Special Meeting will be difficult and lead to additional solicitation and other costs that would be borne by shareholders, and that due to the indirect nature of the shareholder base it may be impossible in practice to establish quorum. The top 10 broker/bank shareholders owned approximately 75% of the Fund when last reviewed. The preliminary analysis performed by the proxy solicitor estimated that the split between non-objecting beneficial owner (“NOBO”) and objecting beneficial owner (“OBO”) votes overall would be roughly 50-50. Accordingly, approximately half of the outstanding votes may be held by OBOs who have instructed their financial intermediaries not to release their contact information to investment companies, preventing Federated Hermes from engaging in direct solicitation with these shareholders.

As noted in the Proxy Statement, the Fund has experienced a decline in net assets of more than 55% over the past six years. In addition, based on historical experience, Federated Hermes anticipates that redemptions will increase once shareholders receive notice via supplement of the proposed liquidation. Ordinarily in situations such as this, the investment adviser would simply recommend and the board would approve a liquidation without shareholder approval. However, this Fund’s particular declaration of trust requires shareholder approval to liquidate a provision which is unique among modern open-end fund governing documents. Without action, the Fund will likely continue to dwindle in assets without any legal resolution. As more shareholders redeem, the remaining shareholders will bear an increasing percentage of Fund expenses, potentially for an indefinite period of time without a shareholder meeting to approve a liquidation.

Accordingly, this investment into the Fund by Federated Hermes serves multiple purposes.

First, the Fund will directly bear all costs related to the liquidation process. As Federated Hermes intends to maintain its investment through the liquidation of the Fund, Federated Hermes will ultimately bear through its investment approximately 50% of the costs incurred by the Fund as reflected in its proportionate share of the liquidating distribution.

Second, as discussed in the Proxy Statement, Federated Hermes believes the Fund will become too small to manage effectively and in accordance with the Fund’s investment strategies if assets continue to decline. As noted above, Federated Hermes anticipates that redemptions will further increase once the proposed liquidation is announced. Accordingly, Federated Hermes’ investment will increase assets in an effort to allow the Fund to be effectively managed in advance of the liquidation.

Third, Federated Hermes’ investment in the Fund is intended to help achieve quorum for the Special Meeting. Federated Hermes will “shadow vote” the shares acquired through any such investment. Shadow voting involves voting in proportion to the percentage of favorable and unfavorable votes cast by the Fund’s shareholders. Federated Hermes will shadow vote their respective shares immediately prior to the Special Meeting based on the percentage of favorable and unfavorable votes cast at that time.

In making its investment, Federated Hermes intends to rely on an opinion of counsel based on the specific facts and circumstances, including that the investment and proposed liquidation would not result in any pecuniary benefit to Federated Hermes or its affiliates and that Federated Hermes believes the liquidation is in the best interests of the Fund and its shareholders. Since the Fund is being liquidated and Federated Hermes will not continue to earn management fees for managing the assets post-liquidation, Federated Hermes’ is not making the investment for a pecuniary benefit; accordingly, the liquidation, and Federated Hermes’ investment, also does not create a conflict of interest for Federated Hermes.

By shadow voting, Federated Hermes’ investment will not diminish the ability of Fund shareholders to vote on the liquidation or the effect of their votes Federated Hermes is not seeking to impact the outcome of the shareholder vote as it would shadow vote its Fund shares, but rather only to facilitate quorum and thereby enable existing Fund shareholders to consider the proposed liquidation, which Federated Hermes believes to be the option in the best interests of the Fund and its shareholders and which the Board has also determined to be in the best interests of shareholders. Subject to shareholder approval, shareholders, including Federated Hermes, will be redeemed as part of an orderly liquidation of the Fund at net asset value.

COMMENT 19.

Please complete all disclosure required by Item 6(e) of Schedule 14A.

RESPONSE:

The Registrant confirms that it will comply with the disclosure requirements of Item 6(e) of Schedule 14A with respect to a change in control of the Fund since the beginning of its last fiscal year. Accordingly, the Fund will include the following disclosure:

“As a result of new investments made by Federated Hermes, Inc. on November 10, 2023 and November 15, 2023, and anticipated investments on November 27, 2023 and December 4, 2023, Federated Hermes will own in the aggregate approximately 50% of the outstanding shares of the Fund. As such, Federated Hermes will be considered a majority shareholder of the Fund.”

COMMENT 20.

On the Proxy Card, please delete the phrase “as well as certain other matters” in Proposal #1.

RESPONSE:

The Registrant will remove the noted disclosure.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8831 or Sheryl.McCall@FederatedHermes.com.

Very truly yours,

/s/ Sheryl McCall
Sheryl McCall
Senior Paralegal